UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 14)1

Rocky Mountain Chocolate Factory, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

774678403
(CUSIP Number)

AB Value Management LLC
Attn: Andrew Berger
208 Lenox Ave., #409
Westfield, NJ 07090
(855) 228-2583
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 774678403

1	Name of Reporting Person AB Value Partners, LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization NEW JERSEY

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 224,855
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 224,855

11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,855
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.62%
14	Type of Reporting Person PN

1	Name of Reporting Person AB Value Management LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 460,189*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 460,189*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 460,189*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.40%
14	Type of Reporting Person OO

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

1	Name of Reporting Person Andrew Berger
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds PF, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 17,658
	8	Shared Voting Power 460,189*
	9	Sole Dispositive Power 17,658
	10	Shared Dispositive Power 460,189*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 477,847
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.69%
14	Type of Reporting Person IN

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

The following constitutes amendment number 14 to the Schedule 13D filed by the undersigned (“Amendment No. 14”). This Amendment No. 14 amends the Schedule 13D, as specifically set forth herein.

All of the information relating to Mr. Radoff and the 2022 Nominees (as defined herein) described in the Schedule 13D was derived directly from information disclosed in Amendment Number 3 to the Schedule 13D (the “Radoff 13D”) filed by Bradley L. Radoff on behalf of the 2022 Nominees on July 2, 2022 with the Securities and Exchange Commission (the “SEC”). The Reporting Persons only know or have reason to know such information disclosed in this Schedule 13D about each of Mr. Radoff and the 2022 Nominees due to the information disclosed in the Radoff 13D. The Reporting Persons have no reason to believe that the information disclosed in the Radoff 13D is in any way inaccurate. The Reporting Persons make no representation or warranty with respect to the accuracy or completeness of such information. The filing of the Schedule 13D shall not create any implication under any circumstances that there has not been any event, or that there is no other information, including events or information yet to be disclosed by Mr. Radoff or the 2022 Nominees, for which the Reporting Persons are unaware and have no reason to be aware that may affect the accuracy or completeness of such information.

Item 2. Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the withdrawal of Andrew T. Berger, Richard Degnan, Suchit Majmudar and Bradley L. Radoff as nominees for election to the Board at the Annual Meeting (as further described in Item 4), Messrs. Degnan and Majmudar shall cease to be parties to the Joint Filing and Solicitation Agreement (as further described in Item 6 below). As a result, Messrs. Degnan and Majmudar shall cease to be part of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, Mr. Radoff, and the 2022 Nominees.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Shares purchased by Mr. Berger were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 17,658 Shares directly owned by Mr. Berger is approximately $116,324.89, including brokerage commissions.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 1, 2022, AB Value Partners delivered a letter to the Issuer withdrawing its nomination of Mr. Berger, Richard Degnan, Suchit Majmudar and Mr. Radoff for election to the Board at the Annual Meeting. AB Value Partners and Mr. Radoff intend to file a definitive proxy statement with the Securities and Exchange Commission to solicit proxies to elect Mses. Bradley and Loeffler (together, the “2022 Nominees”) to the Board at the Annual Meeting.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Amendment No. 14 is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 477,847 shares of Common Stock, representing approximately 7.69% of the issued and outstanding shares of Common Stock based upon 6,216,724 Shares outstanding as of June 24, 2022, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement filed with the SEC on July 5, 2022.

By virtue of their relationships with AB Value Partners discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Partners. By virtue of their relationships with AB Value Management discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by the Managed Account. By virtue of his relationship with AB Value Management discussed in further detail in Item 2, Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Management.

Bradley L. Radoff has represented to the Reporting Persons that he beneficially owns 617,700 Shares, which represents approximately 9.94% of the outstanding Shares. Together, Mr. Radoff and the Reporting Persons own an aggregate of 1,095,547 Shares, constituting approximately 17.62% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own. Furthermore, the Reporting Persons expressly disclaim beneficial ownership of the 617,700 Shares beneficially owned by Mr. Radoff.

The 2022 Nominees have represented to the Reporting Persons that they do not beneficially own any Shares, constituting 0% of the Shares outstanding.

(b) Each of AB Value Partners, AB Value Management and Mr. Berger share the power to vote and dispose of the Shares beneficially owned, respectively, by AB Value Partners and AB Value Management. Mr. Berger has the sole power to vote or dispose of the 17,658 Shares beneficially owned by him. Mr. Radoff has the sole power to vote or dispose of the 617,700 Shares beneficially owned by him.

(c) Except as set forth in Schedule A, none of the Reporting Persons have effected any transactions in the securities of the Issuer since the filing of Amendment No. 13 to Schedule 13D on June 1, 2022.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares owned by the Reporting Persons.

(e) Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 1, 2022, the Reporting Persons, Mr. Radoff, and the 2022 Nominees entered into an amendment (the “Joint Filing and Solicitation Agreement Amendment”) to that certain Joint Filing and Solicitation Agreement, dated May 27, 2022, to remove Messrs. Degnan and Majmudar as parties to the Joint Filing and Solicitation Agreement. The foregoing description is qualified in its entirety by reference to the Joint Filing and Solicitation Agreement Amendment, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing and Solicitation Agreement Amendment, dated July 1, 2022.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2022

AB Value Partners, LP

By:	AB Value Management LLC
General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

/s/ Andrew Berger
Name: Andrew Berger

Schedule A

Transactions in the Shares Since June 1, 2022

The following table sets forth all transactions with respect to the Common Stock effected since the filing of Amendment No. 13 to Schedule 13D on June 1, 2022.

Unless otherwise indicated, all such transactions were effected in the open market.

AB Value Partners, LP

None.

AB Value Management LLC

None.

Andrew T. Berger

Date of Purchase	Price Per Share ($)	Net Shares of Common Stock Purchased
June 14, 2022	6.29	175
June 14, 2022	6.30	900
June 14, 2022	6.30	2,502
June 14, 2022	6.50	1,423
June 14, 2022	6.48	200
June 14, 2022	6.49	800
June 14, 2022	6.50	103
June 14, 2022	6.62	3,897
June 14, 2022	6.35	137
June 15, 2022	6.55	2,500
June 15, 2022	6.55	1
June 15, 2022	6.55	20
June 16, 2022	6.70	100
June 16, 2022	6.85	2,400
June 16, 2022	6.75	311
June 16, 2022	6.85	2,189